Filed Pursuant to Rule 424(b)(1)

Registration No. 333-218019

CIM COMMERCIAL TRUST CORPORATION

Unless otherwise defined, capitalized terms used herein shall have the same meanings as set forth in the prospectus of CIM Commercial Trust Corporation (the “Company”), dated November 16, 2017 (the “Prospectus”).

Results of Public Tender Process

On Sunday, November 19, 2017, the Company held the Public Tender Process (as described under the caption “Plan of Distribution” in the Prospectus) in Israel.  During the Public Tender Process, bids for the purchase of 3,074 Series L Units were placed at amounts per Series L Unit of ILS 987.5 or greater.

In accordance with the Prospectus, the closing price per Series L Unit is 987.5.  An aggregate of 808,074 Series L Units, consisting of 8,080,740 shares of Series L Preferred Stock, were sold pursuant to the offering, resulting in aggregate proceeds to the Company in the amount of ILS 797,973,075 (or approximately $226,954,799.49 USD as converted from ILS to USD at the representative exchange rate as of November 20, 2017 as published by the Bank of Israel on its website).

The public offering price, distribution commissions and net proceeds the Company received in the offering are reflected in the table below:

	Per Series L Unit (1)	Aggregate Offering Proceeds (1)
Public offering price	$280.86	$226,954,799.49
Distribution commissions	$12.64	$10,212,965.98
Proceeds, before expenses, to us	$268.22	$216,741,833.51

(1)         As converted from ILS to USD at the representative exchange rate of ILS 3.5160 per USD, as published by the Bank of Israel on its website on November 20, 2017.

Shares of Series L Preferred Stock were issued to investors on Tuesday, November 21, 2017, which we refer to as the Date of Issuance in the Prospectus.

Securities Exchange Listings

Our application for the listing of our Series L Preferred Stock on NASDAQ was approved on November 15, 2017.  Our applications for the listing of our Common Stock and Series L Preferred Stock on the TASE were approved on November 13, 2017 and November 16, 2017, respectively.

Our Series L Preferred Stock will be listed for trading on TASE and NASDAQ on November 26, 2017 and November 27, 2017, respectively.  Our Common Stock was listed for trading on the TASE on November 20, 2017.